Filed by Bowater Incorporated

Commission File No. 1-8712

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: AbitibiBowater Inc.

Commission File No. 333-141428

Forward-Looking Statements

Any statements made regarding the proposed combination between Abitibi-Consolidated Inc. and Bowater Incorporated, the expected timetable for completing the combination, benefits or synergies of the combination, and other statements contained in the following materials that are not historical fact are forward-looking statements, that are based on management’s beliefs, certain assumptions and current expectations. These statements may be identified by the use of forward-looking terminology such as the words “expects,” “projects,” “intends,” “hopes,” “believes,” “anticipates” and other terms with similar meaning indicating possible future events or actions or potential impact on the businesses or shareholders of Abitibi-Consolidated and Bowater. Such statements include, but are not limited to, statements about the progress of various regulatory approvals and the likelihood that such approvals will be obtained, the timing of the transaction, the progress of the integration efforts, projected synergies, their realization and the timing for achieving such realization, future financial and operating results, Abitibi-Consolidated’s and Bowater’s plans, objectives, expectations and intentions, the markets for Abitibi-Consolidated’s and Bowater’s products, the future development of Abitibi-Consolidated’s and Bowater’s business, and the contingencies and uncertainties to which Abitibi-Consolidated and Bowater may be subject and other statements that are not historical facts. There is no assurance the combination contemplated in the following materials will be completed at all, or completed upon the same terms and conditions described. All forward-looking statements in the following materials are expressly qualified by information contained in each company’s filings with regulatory authorities.

The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the ability to obtain required governmental or third party approvals of the combination on the proposed terms and schedule and without material concessions; the failure of Abitibi-Consolidated or Bowater shareholders to approve the combination; the exercise by a material percentage of Abitibi-Consolidated shareholders of their dissent rights; the risk that the businesses will not be integrated successfully; the risk that the cost savings and other expected synergies from the combination may not be fully realized or may take longer to realize than expected; and disruption from the combination making it more difficult to maintain relationships with customers, employees or suppliers. Additional factors that could cause Abitibi-Consolidated’s and Bowater’s results to differ materially from those described in the forward-looking statements can be found in the periodic reports filed by Abitibi-Consolidated and Bowater with the SEC and the Canadian securities regulatory authorities and available at the SEC’s internet site (http://www.sec.gov) and on SEDAR (http://www.sedar.com). Neither Abitibi-Consolidated nor Bowater undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

Additional Information and Where to Find It

In connection with the proposed combination, AbitibiBowater has filed and the Securities and Exchange Commission (SEC) has declared effective a registration statement on Form S-4, which includes a definitive proxy statement of Bowater, a prospectus of AbitibiBowater and a management information circular of Abitibi-Consolidated. Shareholders are urged to read the definitive proxy statement/prospectus/management information circular, because it contains important information. Shareholders can obtain a free copy of the definitive joint proxy statement/prospectus/management information circular, as well as other filings containing information about Abitibi-Consolidated and Bowater, without charge, at the SEC’s internet site (http://www.sec.gov) and on SEDAR (http://www.sedar.com). Copies of the definitive joint proxy statement/prospectus/management information circular and the filings with the SEC and the Canadian securities regulatory authorities that are incorporated by reference in the definitive joint proxy statement/prospectus/management information circular can also be obtained, without charge, by directing a request to Abitibi-Consolidated, 1155 Metcalfe Street, Suite 800, Montréal, Québec, Canada H3B 5H2, Attention: Investor Relations Department, (514) 875-2160, or to Bowater, 55 E. Camperdown Way, Greenville, SC, USA, 29602, Attention: Investor Relations Department, (864) 282-9473.

Participants in the Solicitation

Abitibi-Consolidated, Bowater and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed combination. Information regarding Abitibi-Consolidated’s directors and executive officers is available in the Annual Information Form for the year ended December 31, 2006 filed on SEDAR by Abitibi-Consolidated on March 15, 2007 (which was filed on Form 40-F with the SEC by Abitibi-Consolidated on March 15, 2007), and the management proxy circular with respect to Abitibi-Consolidated’s 2007 Annual Meeting of Shareholders filed by Abitibi-Consolidated on SEDAR on April 5, 2007 (which was filed with the SEC on April 5, 2007 on Form 6-K). Information regarding Bowater’s directors and executive officers is available in the Annual Report on Form 10-K for the year ended December 31, 2006 filed with the SEC by Bowater on March 1, 2007, as amended by Amendment No. 1 on Form 10-K/A filed on April 30, 2007, and in the definitive proxy statement with respect to Bowater’s 2007 Annual Meeting of Stockholders which is included in the registration statement on Form S-4 filed by AbitibiBowater on March 20, 2007, as amended, and which was filed with the SEC by Bowater on June 25, 2007 under cover of Schedule 14A. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive joint proxy statement/prospectus/management information circular filed with the SEC and other relevant materials to be filed with the SEC and the Canadian securities regulatory authorities when they become available.

EXPLANATORY NOTE

The following scripts are to be used by proxy solicitors in connection with the Annual Meeting of Stockholders of Bowater Incorporated and the Special Meeting of Shareholders of Bowater Canada Inc., a Canadian subsidiary of Bowater.

BOWATER INCORPORATED (BOWATER)

ANNUAL MEETING OF STOCKHOLDERS

(NYSE: BOW)

Meeting Date:        10:00 a.m. (EDT) on July 26, 2007

Proxy Cutoff:        5:00 p.m. (EDT) on July 25, 2007 (Bowater Common Stockholders)

Trustee Voting Instructions Cutoff:            5:00 p.m. (EDT) on July 24, 2007 (Bowater Canada Exchangeable Shares)

Record Date:        June 8, 2007

In-bound Script to Stockholders

Thank you for calling Bowater’s inquiries line, my name is <name> how may I help you today? <Answer questions> Can I speak to you briefly about the upcoming Annual Meeting of Bowater Stockholders?

IF YES	IF NO

Thank you.

Do you have a copy of the “Joint Proxy Statement/Prospectus/Management Information Circular”? These documents can be found online at www.sedar.com (search for Bowater Incorporated, then click on “view this public company’s documents”) or www.sec.gov (see Filings and Forms (EDGAR)).

At the upcoming meeting, Bowater stockholders (including holders of Bowater Canada’s exchangeable shares) will be asked to approve the following matters:

•     To approve and adopt (i) the combination agreement and (ii) the merger contemplated by the combination agreement;

•     To elect three directors;

•     To ratify the appointment of KPMG LLP as the independent registered public accounting firm for the 2007 fiscal year;

•     To transact other business, as may properly come before the meeting.

The Board of Directors of Bowater has recommended that you vote FOR all resolutions.

May I provide you with some additional information regarding the combination/merger transaction?

Abitibi-Consolidated Inc. (Abitibi) and Bowater are proposing to combine the two companies in a merger of equals to create AbitibiBowater Inc. (AbitibiBowater), a Delaware corporation. Upon completion of the combination, it is estimated that former Abitibi shareholders will own approximately 48% and former Bowater stockholders (including current holders of Bowater Canada exchangeable shares) will own approximately 52% of the outstanding equity interests and voting rights of AbitibiBowater (either directly or through the ownership of Bowater Canada exchangeable shares).

Here are a few key reasons it is recommended that you vote in favor of combination/merger transaction:

1.      Anticipated Synergies: The combination is expected to result in cost savings and other benefits over time, which are estimated at US$250m of annualized cost saving synergies within two years, plus the benefits from cost saving measures currently being implemented by Bowater and Abitibi separately.

2.      A leader in the Publication Papers Industry: The Board of Bowater believes that AbitibiBowater would be a leader in the publications papers industry, stronger both operationally and financially. It also believes that the combined company will be better able to meet changing customer needs and compete more effectively.

3.      Opportunity to Participate in Ownership of a Larger Company: With the combination, Bowater stockholders (including holders of Bowater Canada’s exchangeable shares) have an opportunity to participate in the ownership of a larger, financially stronger company.

May I please give you our toll-free number and website address if you have any questions?

Call

1-866-639-7993

or online at:

www.sedar.com (see Bowater Incorporated)

or

www.sec.gov

(see Filings and Forms (EDGAR))

the company’s website is:

www.bowater.com

Thank you for your time.

As Beneficial Shareholders of Bowater Common Stock and Bowater Canada Exchangeable Shares you must contact your broker or other nominee to obtain a broker voting instruction form and for other instructions as to how to vote your shares.

As Registered Shareholders of Bowater Common Stock please submit your proxy form promptly by telephone, via the internet or by signing, dating and returning the appropriate enclosed proxy form (PINK) in the envelope provided.

As Registered Shareholders of Bowater Canada Exchangeable Shares please give instructions to Computershare Trust Company of Canada, as trustee, on how to vote your exchangeable shares. To instruct the trustee, please submit your trustee voting instruction form (GREEN) promptly by telephone, via the internet or by signing, dating and returning the enclosed trustee voting instruction form in the envelope provided.

If you have any questions or require further assistance, we can be reached at 1-866-639-7993. Thank you very much for your time.

Have a nice day/night!

Remember: Speak slowly, especially when providing a phone number.

Rep - please provide written comments of the following:

1) Will Vote, 2) Undecided (provide written comments), 3) Will Not Vote (provide written comments)

BOWATER INCORPORATED (BOWATER)

ANNUAL MEETING OF STOCKHOLDERS

(NYSE: BOW)

Meeting Date:        10:00 a.m. (EDT) on July 26, 2007

Proxy Cutoff:        5:00 p.m. (EDT) on July 25, 2007 (Bowater Common Stockholders)

Trustee Voting Instructions Cutoff:            5:00 p.m. (EDT) on July 24, 2007 (Bowater Canada Exchangeable Shares)

Record Date:        June 8, 2007

Out-bound Script to Stockholders

Hello, my name is <insert your name>, and I’m calling to speak with <insert shareholder name> on behalf of BOWATER INCORPORATED. May I speak to you briefly about the upcoming annual stockholders’ meeting? <wait for response...>

IF YES	IF NO

Thank you.

Do you have a copy of the “Joint Proxy Statement/Prospectus/Management Information Circular”? These documents can be found online at www.sedar.com (search for Bowater Incorporated, then click on “view this public company’s documents”) or www.sec.gov (see Filings and Forms (EDGAR)).

At the upcoming meeting, Bowater stockholders (including holders of Bowater Canada’s exchangeable shares) will be asked to approve the following matters:

•     To approve and adopt (i) the combination agreement and (ii) the merger contemplated by the combination agreement;

•     To elect three directors;

•     To ratify the appointment of KPMG LLP as the independent registered public accounting firm for the 2007 fiscal year;

•     To transact other business, as may properly come before the meeting.

The Board of Directors of Bowater has recommended that you vote FOR all resolutions.

May I provide you with some additional information regarding the combination/merger transaction?

Abitibi-Consolidated Inc. (Abitibi) and Bowater are proposing to combine the two companies in a merger of equals to create AbitibiBowater Inc. (AbitibiBowater), a Delaware corporation. Upon completion of the combination, it is estimated that former Abitibi shareholders will own approximately 48% and former Bowater stockholders (including current holders of Bowater Canada exchangeable shares) will own approximately 52% of the outstanding equity interests and voting rights of AbitibiBowater (either directly or through the ownership of Bowater Canada exchangeable shares).

Here are a few key reasons it is recommended that you vote in favor of combination/merger transaction:

1.      Anticipated Synergies: The combination is expected to result in cost savings and other benefits over time, which are estimated at US$250m of annualized cost saving synergies within two years, plus the benefits from cost saving measures currently being implemented by Bowater and Abitibi separately.

2.      A leader in the Publication Papers Industry: The Board of Bowater believes that AbitibiBowater would be a leader in the publications papers industry, stronger both operationally and financially. It also believes that the combined company will be better able to meet changing customer needs and compete more effectively.

3.      Opportunity to Participate in Ownership of a Larger Company: With the combination, Bowater stockholders (including holders of Bowater Canada’s exchangeable shares) have an opportunity to participate in the ownership of a larger, financially stronger company.

May I please give you our toll-free number and website address if you have any questions?

Call

1-866-639-7993

or online at:

www.sedar.com (see Bowater Incorporated)

or

www.sec.gov

(see Filings and Forms (EDGAR))

the company’s website is:

www.bowater.com

Thank you for your time.

As Beneficial Shareholders of Bowater Common Stock and Bowater Canada Exchangeable Shares you must contact your broker or other nominee to obtain a broker voting instruction form and for other instructions as to how to vote your shares.

As Registered Shareholders of Bowater Common Stock please submit your proxy form promptly by telephone, via the internet or by signing, dating and returning the appropriate enclosed proxy form (PINK) in the envelope provided.

As Registered Shareholders of Bowater Canada Exchangeable Shares please give instructions to Computershare Trust Company of Canada, as trustee, on how to vote your exchangeable shares. To instruct the trustee, please submit your trustee voting instruction form (GREEN) promptly by telephone, via the internet or by signing, dating and returning the enclosed trustee voting instruction form in the envelope provided.

If you have any questions or require further assistance, we can be reached at 1-866-639-7993. Thank you very much for your time. Have a nice day/night!

Answering Machine Message:

“Hello, this message is for <insert shareholder name>. This is <insert your name>, and I’m calling on behalf of Bowater Incorporated. At the upcoming annual stockholders’ meeting of Bowater Incorporated, Bowater stockholders (including holders of Bowater Canada’s exchangeable shares) are being asked to VOTE FOR the proposals needed to approve the combination of Abitibi-Consolidated Inc. and Bowater Incorporated. Your vote is important. For Bowater common stockholders, please vote your proxy as soon as possible but no later than 5 pm (EDT) on July 25, 2007. For Bowater Canada exchangeable share holders, please give instructions to Computershare Trust Company of Canada, to vote your exchangeable shares no later than 5pm (EST) on July 24, 2007. If you have any questions or require further assistance, we can be reached at 1-866-639-7993. Thank you very much for your time. Have a nice day/night!”

Remember: Speak slowly, especially when providing a phone number.

Rep - please provide written comments of the following:

1) Will Vote, 2) Undecided (provide written comments), 3) Will Not Vote (provide written comments)

BOWATER CANADA INC. (BOWATER CANADA) SPECIAL MEETING OF SHAREHOLDERS (TSX: BWX) Meeting Date: 9:30 a.m. (EDT) on July 25, 2007 Proxy Cutoff: 5:00 p.m. (EDT) on July 24, 2007 Record Date: June 20, 2007

In-bound Script to Shareholders

Thank you for calling Bowater Canada’s inquiries line, my name is <name> how may I help you today? <Answer questions> Can I speak to you briefly about the upcoming Special Meeting of Bowater Canada Shareholders?

IF YES	IF NO

Thank you.

Do you have a copy of the “Joint Proxy Statement/Prospectus/Management Information Circular”? These documents can be found online at www.sedar.com (search for Bowater Canada Inc., then click on “view this public company’s documents”) or www.sec.gov (see Filings and Forms (EDGAR)).

At the upcoming meeting and in connection with the proposed combination of Abitibi-Consolidated Inc. and Bowater Incorporated, Bowater Canada shareholders will be asked to adopt a special resolution approving the filing of the Bowater Canada Articles of Amendment in connection with the combination of Abitibi-Consolidated Inc. and Bowater Incorporated. The Bowater Canada Articles of Amendment will be comprised of the following steps:

•     Change Bowater Canada’s name to “AbitibiBowater Canada Inc.;”

•     Consolidate each issued and outstanding Bowater Canada exchangeable share into 0.52 of a new Bowater Canada exchangeable share, which is the same ratio at which Bowater stockholders would exchange their shares of Bowater common stock for new shares of AbitibiBowater common stock;

•     Repeal the rights, privileges, restrictions and conditions attaching to the non-voting exchangeable shares as set out in Bowater Canada’s Articles of Amendment filed on July 23, 1998, and replace such rights, privileges, restrictions and conditions attaching to the Bowater Canada exchangeable shares with those set out in the joint proxy statement/prospectus/management information circular.

The Board of Directors of Bowater Canada has recommended that you vote FOR the adoption of the Bowater Canada Shareholders’ Resolution approving the filing of the Bowater Canada Articles of Amendment.

Here are a few key reasons it is recommended that you vote in favor of the adoption of the resolution to pave the way for the combination of Abitibi and Bowater:

1.      Anticipated Synergies: The combination is expected to result in cost savings and other benefits over time, which are estimated at US$250m of annualized cost saving synergies within two years, plus the benefits from cost saving measures currently being implemented by Bowater and Abitibi separately.

2.      A leader in the Publication Papers Industry: The Board of Bowater believes that AbitibiBowater would be a leader in the publications papers industry, stronger both operationally and financially. It also believes that the combined company will be better able to meet changing customer needs and compete more effectively.

3.      Opportunity to Participate in Ownership of a Larger Company: With the combination, Bowater stockholders (including holders of Bowater Canada’s exchangeable shares) have an opportunity to participate in the ownership of a larger, financially stronger company.

May I please give you our toll-free number and website address if you have any questions?

Call

1-866-639-7993

or online at:

www.sedar.com (see Bowater Canada Inc.)

or

www.sec.gov

(see Filings and Forms (EDGAR))

the company’s website is:

www.bowater.com

Thank you for your time.

As Beneficial Shareholders of Bowater Canada Exchangeable Shares you must contact your broker or other nominee to obtain a broker voting instruction form and for other instructions as to how to vote your shares.

As Registered Shareholders of Bowater Canada Exchangeable Shares please submit your proxy form promptly by telephone, via the internet or by signing, dating and returning the appropriate enclosed proxy form (YELLOW) in the envelope provided.

If you have any questions or require further assistance, we can be reached at 1-866-639-7993. Thank you very much for your time. Have a nice day/night!

Remember: Speak slowly, especially when providing a phone number.

Rep - please provide written comments of the following:

1) Will Vote, 2) Undecided (provide written comments), 3) Will Not Vote (provide written comments)

BOWATER CANADA INC. (BOWATER CANADA) SPECIAL MEETING OF SHAREHOLDERS (TSX: BWX) Meeting Date: 9:30 a.m. (EDT) on July 25, 2007 Proxy Cutoff: 5:00 p.m. (EDT) on July 24, 2007 Record Date: June 20, 2007

Out-bound Script to Shareholders

Hello, my name is <insert your name>, and I’m calling to speak with <insert shareholder name> on behalf of BOWATER CANADA INC. May I speak to you briefly about the upcoming special shareholders’ meeting? <wait for response…>

IF YES	IF NO

Thank you.

Do you have a copy of the “Joint Proxy Statement/Prospectus/Management Information Circular”? These documents can be found online at www.sedar.com (search for Bowater Canada Inc., then click on “view this public company’s documents”) or www.sec.gov (see Filings and Forms (EDGAR)).

At the upcoming meeting and in connection with the proposed combination of Abitibi-Consolidated Inc. and Bowater Incorporated, Bowater Canada shareholders will be asked to adopt a special resolution approving the filing of the Bowater Canada Articles of Amendment in connection with the combination of Abitibi-Consolidated Inc. and Bowater Incorporated. The Bowater Canada Articles of Amendment will be comprised of the following steps:

•     Change Bowater Canada’s name to “AbitibiBowater Canada Inc.;”

•     Consolidate each issued and outstanding Bowater Canada exchangeable share into 0.52 of a new Bowater Canada exchangeable share, which is the same ratio at which Bowater stockholders would exchange their shares of Bowater common stock for new shares of AbitibiBowater common stock;

•     Repeal the rights, privileges, restrictions and conditions attaching to the non-voting exchangeable shares as set out in Bowater Canada’s Articles of Amendment filed on July 23, 1998, and replace such rights, privileges, restrictions and conditions attaching to the Bowater Canada exchangeable shares with those set out in the joint proxy statement/prospectus/management information circular.

The Board of Directors of Bowater Canada has recommended that you vote FOR the adoption of the Bowater Canada Shareholders’ Resolution approving the filing of the Bowater Canada Articles of Amendment.

Here are a few key reasons it is recommended that you vote in favor of the adoption of the resolution to pave the way for the combination of Abitibi and Bowater:

1. Anticipated Synergies: The combination is expected to result in cost savings and other benefits over time, which are estimated at US$250m of annualized cost saving synergies within two years, plus the benefits from cost saving measures currently being implemented by Bowater and Abitibi separately.

2. A leader in the Publication Papers Industry: The Board of Bowater believes that AbitibiBowater would be a leader in the publications papers industry, stronger both operationally and financially. It also believes that the combined company will be better able to meet changing customer needs and compete more effectively.

3. Opportunity to Participate in Ownership of a Larger Company: With the combination, Bowater stockholders (including holders of Bowater Canada’s exchangeable shares) have an opportunity to participate in the ownership of a larger, financially stronger company.

May I please give you our toll-free number and website address if you have any questions?

Call

1-866-639-7993

or online at:

www.sedar.com (see Bowater Canada Inc.)

or

www.sec.gov

(see Filings and Forms (EDGAR))

the company’s website is:

www.bowater.com

Thank you for your time.

As Beneficial Shareholders of Bowater Canada Exchangeable Shares you must contact your broker or other nominee to obtain a broker voting instruction form and for other instructions as to how to vote your shares.

As Registered Shareholders of Bowater Canada Exchangeable Shares please submit your proxy form promptly by telephone, via the internet or by signing, dating and returning the appropriate enclosed proxy form (YELLOW) in the envelope provided.

If you have any questions or require further assistance, we can be reached at 1-866-639-7993. Thank you very much for your time. Have a nice day/night!

Answering Machine Message:

“Hello, this message is for <insert shareholder name>. This is <insert your name>, and I’m calling on behalf of Bowater Canada Inc. At the upcoming special Bowater Canada shareholders’ meeting, shareholders are being asked to VOTE FOR the special resolution approving the filing of the Bowater Canada Articles of Amendment in connection with the combination of Abitibi-Consolidated Inc. and Bowater Incorporated. Your vote is important. Please vote your proxy as soon as possible but no later than 5 pm (EDT) on July 24, 2007. If you have any questions or require further assistance, we can be reached at 1-866-639-7993. Thank you very much for your time. Have a nice day/night!”

Remember: Speak slowly, especially when providing a phone number.

Rep - please provide written comments of the following:

1) Will Vote, 2) Undecided (provide written comments), 3) Will Not Vote (provide written comments)